September 26, 2023

VIA EDGAR TRANSMISSION

Kimberly A. Browning

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Mason Capital Fund Trust, File Nos. 333-270294 and 811-23853 (the “Registrant”)

Dear Ms. Browning:

On July 25, 2023, the Registrant filed an amended registration statement on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) to offer shares of Fundamentals First ETF (the “Fund”). On August 22, 2023, you provided comments via telephone to Zeynep Kart with respect to the registration statement as described below. Please find below the Registrant’s responses to your comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus

Comment 1.	The name of the Fund is Fundamentals First ETF. Briefly define “fundamentals first” in Item 4 and indicate the source of the definition (i.e., Advisor).

Response.	In the Advisor’s view, “Fundamentals First” refers to the type of investment analysis (fundamental analysis) that forms the foundation of the Advisor’s investment decision for the Fund. Accordingly, the following disclosure has been added to the “Principal Investment Strategies” section in the prospectus:

The Fund is named “Fundamentals First” because the advisor emphasizes fundamental investment research and analysis in managing the Fund.

Comment 2.	With respect to the private funds referenced in the Registration Statement, please supplementally tell the staff the names of the private funds and what respective exclusion under the securities laws excludes them from the definition of investment company.

Kimberly A. Browning

September 26, 2023

Response.	The Advisor manages three private funds: Delphi Investment Group, Templar Investment Group and Compass Investment Group. Delphi Investment Group is excluded from the definition of investment company pursuant to Section 3(c)(7) of the Investment Company Act of 1940, and Templar Investment Group and Compass Investment Group are excluded from the definition of investment company pursuant to Section 3(c)(1) of the Investment Company Act of 1940.

Fees and Expenses

Comment 3.	Please delete the asterisk in the Annual Fund Operating Expenses heading of the table in the “Fees and Expenses” section per the Registrant’s response to Comment 5 in the July 6, 2023 Response Letter (“Response Letter”).

Response.	The asterisk was included in error and has been deleted.

Comment 4.	Please harmonize the Item 10 disclosure provided in response to Comment 7 in the Response Letter with the description of “unitary fee arrangement” on page 28 of the Statement of Additional Information (“SAI”). Additionally, briefly define the unitary fee structure in Item 10 to assist a reasonable shareholder in understanding the term.

Response.	The Item 10 disclosure has been amended to the following:

Pursuant to an investment advisory agreement between the Trust, on behalf of the Fund, and the Advisor (the “Management Agreement”), the Fund will pay the Advisor, on a monthly basis, a unitary advisory fee at an annual rate (stated as a percentage of the average daily net assets of the Fund) of 1.00%. Under a unitary fee structure, the Advisor is responsible for paying all the operating expenses of the Fund, excluding interest expenses, taxes, brokerage expenses, future Rule 12b-1 fees (if any), acquired fund fees and expenses and expenses incidental to a meeting of the Fund’s shareholders.

Comment 5.	For the excluded expenses under the unitary fee arrangement, the SAI provides an incomplete list of such expenses. Consider adding expenses incidental to a meeting of the Fund’s shareholders. Please ensure that the limited list of expenses harmonize with Item 10 in the prospectus.

Kimberly A. Browning

September 26, 2023

Response.	The last sentence of the second paragraph of the “Investment Advisor” section of the SAI has been amended to the following:

Under the unitary fee arrangement, the Advisor is responsible for paying all the operating expenses of the Fund, excluding interest expenses, taxes, brokerage expenses, future Rule 12b-1 fees (if any), acquired fund fees and expenses and expenses incidental to a meeting of the Fund’s shareholders.

The Registrant confirms that the limited list of expenses in the SAI harmonizes with the Item 10 disclosure in the prospectus.

Comment 6.	Please clarify the last sentence of the Registrant’s response to Comment 7 of the Response Letter stating that “there are no excluded expenses that would need to be included in the fee table.” This statement is inaccurate because acquired fund fees and expenses (“AFFE”) was added, which was an excluded expense under the unitary fee arrangement. Please disclose the expenses added to the fee table, such as AFFE.

Response.	AFFE was an excluded expense added to the fee table. No other excluded expenses under the unitary fee arrangement would need to be included in the fee table.

Principal Investment Strategies

Comment 7.	In the revised disclosure in response to Comment 10 of the Response Letter, please describe the specific criteria the Fund uses to determine that an investment is “economically tied” to a country or countries outside the United States (“The Fund considers issuers from foreign countries to be those issuers economically tied to a country or countries outside the United States”). The SEC staff will not generally object to using the factors cited in Note 24 of Release 24828.

Response.	The following sentence has been added under the “Principal Investment Strategies” heading of the prospectus:

To determine whether an issuer is economically tied to a country outside the United States, the advisor will consider whether the issuer is headquartered or has its principal place of business in a country outside the United States and the issuer is organized under the laws of the that country.

Comment 8.	Please disclose the “government securities” referenced in the second paragraph of the revised disclosure in response to Comment 10 of the Response Letter (e.g., treasury bills). Additionally, add intended risk disclosures for the specific government securities identified.

Kimberly A. Browning

September 26, 2023

Response.	The Fund may invest in treasury securities. The disclosure has been revised to state the following:

With respect to fixed income securities, the Fund may invest in domestic and foreign corporate bonds and notes, U.S. Treasury securities, and money market instruments including money market funds.

Additionally, the following risk disclosure has been added to the prospectus:

U.S. Treasury Securities Risk. Treasury securities may differ from other debt securities in their interest rates, maturities, times of issuance and other characteristics and may provide relatively lower returns than those other securities. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund’s Treasury securities holdings to decline.

Comment 9.	Please clarify the criteria used to determine whether issuers are “economically tied” in the disclosure added in response to Comment 11 of the Response Letter.

Response.	The Registrant refers to its response to Comment 7.

Comment 10.	Please clarify the disclosure regarding position size provided in response to Comment 15 of the Response Letter to address the aggregate percentage of holdings. The second sentence of the first paragraph under the Principal Investment Strategies states the following: “The Fund will primarily invest in publicly-traded equity securities and fixed income securities.” The last sentence of the second paragraph states the following: “Under normal market conditions, the Fund intends to invest approximately 50%-100% of its net assets in equity securities and up to 50% of its net assets in fixed income securities.” Please explain how the Fund will primarily invest in fixed income securities if it invests 100% of its net assets in equity securities. If the Fund can invest up to 100% in equity securities, how can fixed income securities be a principal investment strategy.

Response.	The last sentence of the second paragraph under the “Principal Investment Strategies” heading has been revised to the following:

Kimberly A. Browning

September 26, 2023

Under normal market conditions, the Fund intends to invest approximately 65%-90% of its net assets in equity securities and approximately 10%-35% of its net assets in fixed income securities.

Comment 11.	The first paragraph discloses investments in American Depositary Receipts (“ADRs”), but Item 9 is silent on the risk disclosures of both sponsored and unsponsored ADRs. Additionally, if accurate, include an affirmative statement that the Fund will invest in both sponsored and unsponsored ADRs.

Response.	The following Item 9 disclosure has been added:

Depositary Receipts Risk. Sponsored and unsponsored ADRs are receipts issued by an American bank or trust company evidencing ownership of underlying securities issued by a foreign issuer. ADRs, in registered form, are designed for use in U.S. securities markets. Unsponsored ADRs may be created without the participation of the foreign issuer. Holders of these ADRs generally bear all the costs of the ADR facility, whereas foreign issuers typically bear certain costs in a sponsored ADR. The bank or trust company depositary of an unsponsored ADR may be under no obligation to distribute shareholder communications received from the foreign issuer or to pass through voting rights. Many of the risks described above regarding foreign securities apply to investments in ADRs.

The corresponding Item 4 disclosure has been added:

Depositary Receipts Risk. Sponsored and unsponsored ADRs are receipts issued by an American bank or trust company evidencing ownership of underlying securities issued by a foreign issuer. Holders of unsponsored ADRs generally bear all the costs of the ADR facility, whereas foreign issuers typically bear certain costs in a sponsored ADR. The bank or trust company depositary of an unsponsored ADR may be under no obligation to distribute shareholder communications received from the foreign issuer or to pass through voting rights. Many of the risks described above regarding foreign securities apply to investments in ADRs.

Additionally, the following affirmative statement was added to the first paragraph under the “Principal Investment Strategies” section of the prospectus.

Equity securities include common stock and American Depositary Receipts (ADRs), both sponsored and unsponsored, and may be made in companies of any market capitalization, industry or geographical location including foreign and emerging market countries.

Kimberly A. Browning

September 26, 2023

Comment 12.	The first sentence of the second paragraph indicates that, with respect to fixed income securities, the Fund may invest in commercial notes. Please specify the types of commercial notes the fund will use and disclose the intended risks of the specific commercial notes applicable to the Fund’s principal investment strategies.

Response.	The sentence has been revised to the following:

With respect to fixed income securities, the Fund may invest in domestic and foreign corporate bonds and notes, U.S. Treasury securities, and money market instruments including money market funds.

Principal Risks of Investing in the Fund

Comment 13.	Per the Registrant’s response to Comment 32 of the Response Letter, under the Limited History of Operations Risk disclosure please replace “other accounts” with “private accounts” for accuracy.

Response.	The requested revision has been made. Please see attached prospectus with the responsive revision in marked changes.

Comment 14.	The Item 4 risk summary is silent on credit quality risks, including junk bonds. Please include a brief summary of credit quality risks intended to the Fund’s principal investment strategies and include a fulsome disclosure in Item 9.

Response.	The following Item 4 risk disclosure has been added:

Lower Quality (High-Yield) Debt Securities Risk. The Fund may invest in lower quality debt securities. There is more risk associated with these investments because of reduced creditworthiness and increased risk of default. They are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal.

The Following Item 9 risk disclosure has been added:

Lower Quality (High-Yield) Debt Securities Risk. The Fund may invest in lower quality debt securities. There is more risk associated with these investments because of reduced creditworthiness and increased risk of default. Lower-quality securities are considered to have extremely poor prospects of ever attaining any real investment standing, to have a current identifiable vulnerability to default or to be in default, to be unlikely to have the capacity to make required interest payments and repay principal when due in the event of adverse business, financial or economic conditions, or to be in default or not current in the payment of interest or principal. They are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal.

Kimberly A. Browning

September 26, 2023

Comment 15.	Please remove the terms “such as” in the first sentence of the Equity Risk disclosure as it creates ambiguity with the equity securities the Fund will invest in.

Response.	The requested revision has been made. Please see attached prospectus with the responsive revision in marked changes.

Comment 16.	Please revise the penultimate sentence of the Asset Allocation risk paragraph to incorporate the maximum position size of assets in the aggregate.

Response.	The following sentence has been added to the Asset Allocation disclosures:

Under normal market conditions, the Fund intends to invest approximately 65%-90% of its net assets in equity securities and approximately 10%-35% of its net assets in fixed income securities.

Comment 17.	Please add extension risk under the “Fixed Income Risk” heading.

Response.	The following disclosure has been added to the Fixed Income Risk disclosures:

Extension Risk. The Fund is subject to the risk that an issuer will exercise its right to pay principal on an obligation held by the Fund (such as mortgage-backed securities) later than expected. This may happen when there is a rise in interest rates. These events may lengthen the duration (i.e., interest rate sensitivity) and potentially reduce the value of these securities.

Comment 18.	Please enhance the “Trading Issues” section under the “ETF Structure Risk” heading with the risk disclosure that “in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in the shares of the ETF and in executing purchase or redemption orders, which can lead to wider bid-ask spreads and variances between the market price of ETF shares and the underlying value of those shares.” Additionally, please change the heading from “Trading Issues” to “Market Risk” because in our view this heading addresses more than trading issues. Accordingly, relocate the last sentence (“If the Fund’s shares are traded outside a collateralized settlement system, the number of financial institutions that can act as authorized participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares.”) to the “Authorized Participant Risk” heading in the section below.

Kimberly A. Browning

September 26, 2023

Response.	The disclosures have been revised to the following:

Market Risk. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable, such as extraordinary market volatility. There can be no assurance that Shares will continue to meet the listing requirements of the Exchange. An active trading market for the Fund’s shares may not be developed or maintained. In times of market stress, market makers or authorized participants may step away from their respective roles in making a market in the shares of the ETF and in executing purchase or redemption orders, which can lead to wider bid-ask spreads and variances between the market price of ETF shares and the underlying value of those shares.

Authorized Participant Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. There are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). To the extent that those authorized participants exit the business or are unable to process creation or redemption orders and no other authorized participants are able to step forward to do so, there may be a significantly diminished trading market for the Fund’s shares. This could lead to differences between market price and underlying value of shares and shares may be more likely to trade at a premium or discount to net asset value and possibly face trading halts or delisting. If the Fund’s shares are traded outside a collateralized settlement system, the number of financial institutions that can act as authorized participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares.

Comment 19.	For the “Authorized Participant Risk” section, confirm whether securities underlying the ETF are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis, i.e., on behalf of other market participants. Please disclose that to the extent that the authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF shares. Note that this could in turn lead to differences between the market price of the ETF shares and the underlying value of those shares.

Kimberly A. Browning

September 26, 2023

Response.	The Registrant confirms that the underlying securities do not trade outside of a collateralized settlement system. In the event that it is traded outside a collateralized settlement system, the disclosures are included under the “Authorized Participant Risk” heading in the prospectus. The Registrant refers to its response to Comment 18.

Comment 20.	Under the “Authorized Participant” heading please add the disclosure that only an authorized participant may engage in creation or redemption transactions directly with the Fund. Additionally, expand the last sentence to include the following: “…and shares may be more likely to trade at a premium or discount to net asset value and possibly face trading halts or delisting.”

Response.	The Registrant refers to its response to Comment 18.

Comment 21.	In the second sentence of the “ETF Risk” section, please harmonize with the Item 4 disclosure (i.e., clarify that the Fund will invest in ETFs that primarily invest in the same types of fixed income securities in which the Fund invests.) Additionally, divide the last sentence in the “ETF Risk” section into two sentences. At the end of the second sentence add the following: “and thus indirectly expenses to shareholders.”

Response.	The disclosures have been revised to the following:

ETF Risk. The cost of investing in the Fund will be higher than the cost of investing directly in the ETFs in which it invests and may be higher than other funds that invest directly in stocks and bonds. Each other ETF that primarily invest in the same types of fixed income securities in which the Fund invests is subject to specific risks, depending on the nature of the ETF. Shares of ETFs may trade at a discount or a premium in market price if there is a limited market in such shares. Shares of the ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to the Fund and, thus, indirectly expenses to the shareholders.

Comment 22.	Item 4 notes that the Fund may invest in money market instruments, including money market funds. Please add brief risk disclosure for investing in money market funds.

Response.	The following risk disclosure has been added:

Money Market Fund Risk. It is possible for the Fund to lose money by investing in money market funds. The value of money market instruments may be affected by changing interest rates and by changes in the credit ratings of the investments held by the money market fund.

Kimberly A. Browning

September 26, 2023

Management of the Fund

Comment 23.	Under the “Management of the Fund” heading in the prospectus, the last sentence states "[a] discussion regarding the basis for the Board [of Trustee’s (the ‘Board’)] approval of the Investment Advisory Agreement will be available in the Fund’s first annual or semi-annual shareholder report." Pursuant to Item 10(a)(1)(iii), state the period, as applicable, that any such report will cover.

Response.	The disclosure has been amended to the following:

A discussion regarding the basis for the Board’s approval of the Management Agreement for will be available in the Fund’s first semi-annual shareholder report for the period ending December 31, 2023.

Taxes on Distributions

Comment 24.	Please clarify the response to Comment 44 of the Response Letter. If the Fund does not intend to include a return of capital component in its distribution, why was the disclosure added regarding return of capital. Please clarify the contradiction. Having no intention is not the same as not doing so. If there will be a return of capital, please add the intended risk disclosure.

Response.	The following disclosure has been deleted:

A return of capital is a return to investors of a portion of their original investment in the Fund. Return of capital distributions should not be considered as a dividend or as part of the total return of an investment in Fund shares. Any return of capital distributions with be distributed after the payment of Fund fees and expenses.

Management

Comment 25.	Please clarify what “doing business as” means. Is Mr. Mason a registered investment advisor or an employee of the advisor?

Response.	Albert D. Mason Inc. is a registered investment advisor and the legal name of the investment advisory firm that does business as Mason Capital Partners. Albert D. Mason Inc is the legal name of the investment advisor and Mason Capital Partner is the name the investment advisor uses in operating its business. Mr. Mason is the founder of the investment advisor.

Kimberly A. Browning

September 26, 2023

Comment 26.	If the Fund’s advisor does not have experience with advising registered investment companies, please add risk disclosure. If the advisor does have such experience, please explain the experience in plain English.

Response.	The “Limited History of Operations Risk” disclosures states that “…the Advisor has never previously managed a registered fund.”

Advisor’s Prior Related Performance Information

Comment 27.	Please clarify what “employs the same features” means or delete the second sentence of the first paragraph because it contradicts the last sentence in the last paragraph. Additionally, revise the first sentence of the first paragraph to clarify that the Composite includes both separate accounts and private funds. In addition, clarify whether the third word in the third sentence in the first paragraph should be “has” or “had.”

Response.	The first paragraph under the “Advisor’s Prior Related Performance Information” has been revised to the following:

The Advisor is responsible for managing separate accounts and private funds for clients using the same strategies as the Fund (the “Composite”). The Advisor had full discretionary authority over the selection of investments for the separate accounts and private funds in the Composite and intends to use substantially the same goals and style of investment management in managing the Fund. The Fund had substantially the same investment objective, policies and strategies as the Composite. The performance of the Composite includes all separately managed accounts and private funds managed by the Advisor with investment objectives, policies and investment strategies that are substantially similar to those of the Fund.

Comment 28.	Please revise the first sentence in the second paragraph to ensure the composite is showing net of all fees and expenses, including any sales loads. Please revise the first sentence of the second paragraph to include that both gross and net management fees are included for both separate accounts and private funds.

Response.	The second paragraph has been revised to the following:

Kimberly A. Browning

September 26, 2023

The information for the Composite is provided to show the past performance as measured against the specified benchmark index and is shown gross and net of management fees and other operating expenses, including any sales loads, for separate accounts and gross and net of management fees and other operating expenses, including any sales loads, for private funds. The separate accounts and private funds had lower total expenses that the Fund. Accordingly, the performance shown below would have been lower if such accounts and private funds had the Fund’s expense structure. The performance of the Composite does not represent the historical performance of the Fund and should not be considered indicative of future performance of the Fund. In addition, the separate accounts in the Composite are not subject to certain investment limitations and other restriction imposed by the Investment Company Act, as amended (“1940 Act”) and the Internal Revenue Code which, if applicable, might have adversely affected the performance of the Composite during the periods shown.

Comment 29.	In the second paragraph, please delete the fifth and last sentences as they suggest prior performance of the composite is the Fund’s performance.

Response.	The Registrant refers to its response to Comment 28.

Comment 30.	Please revise the title of the first table to “Composite Average Total Annual Returns.”

Response.	The requested revisions have been made. Please see attached prospectus with the responsive revisions in marked changes.

Comment 31.	Please clarify in the title of the second table whether it is the composite average annual total returns.

Response.	The title of the second table has been revised to the following:

Composite Annual Average Total Returns For Calendar Years Ended December 31

Net Asset Value

Comment 32.	For purposes of plain English, relocate the first sentence in the third paragraph to the second paragraph as it would make more sense or be more helpful to shareholders.

Response.	The requested revisions have been made. The second and third paragraphs have been revised to the following:

Kimberly A. Browning

September 26, 2023

The Fund’s securities or other investment assets for which market quotations are readily available will be valued at current market value based upon such market quotations as of the Valuation Time. The Fund may use independent pricing services to assist in calculating the value of the Fund’s securities. The Fund may use independent pricing agents to provide current market values. Generally, the Fund’s securities are valued each day at the last quoted sales price on each security’s primary exchange. Securities traded or dealt in upon one or more securities exchanges (whether domestic or foreign) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the mean between the current bid and ask prices on such exchange. If market quotations are not readily available, securities will be valued at their fair market value as determined in good faith and evaluated as to the reliability of the fair value method used by the Board on a quarterly basis, in accordance with procedures approved by the Board. Securities primarily traded in the National Association of Securities Dealers’ Automated Quotation System (“NASDAQ”) National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price. If market quotations are not readily available, securities will be valued at their fair market value as determined using the “fair value” procedures approved by the Board. Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security may be materially different than the value that could be realized upon the sale of that security. The fair value prices can differ from market prices when they become available or when a price becomes available. The Board will delegate execution of these procedures to a fair value team composed of one or more representatives from each of the (i) Trust, (ii) administrator, and (iii) investment advisor. The team may also enlist third party consultants such as an audit firm or financial officer of a security issuer on an as-needed basis to assist in determining a security-specific fair value. The Board reviews and ratifies the execution of this process and the resultant fair value prices at least quarterly to assure the process produces reliable results. The Board is ultimately responsible for the Fund’s fair valuation process.

How to Buy and Sell Shares

Comment 33.	Please revise disclosure to clarify who may purchase shares and how they may do so. In the first two sentence make it clear that individuals shares may only be bought and sold in the secondary market, if accurate. Additionally add the risk disclosure that “Because the Fund’s shares trade at market prices rather than net asset value, shares may trade at a price greater than net asset value (premium) or less than net asset value (discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase shares of the Fund (bid) and the lowest price a seller is willing to accept for shares of the Fund (ask) when buying or selling shares in the secondary market (the bid-ask spread).” Additionally, harmonize the language that only authorized participants may engage in transaction with the Fund

Kimberly A. Browning

September 26, 2023

Response.	The requested revisions have been made. Please see attached prospectus with the responsive revisions in marked changes.

Additionally, the following disclosures have been added:

Authorized Participants

The Fund issues and redeems shares at NAV only in Creation Units. Only authorized participants may acquire shares directly from the Fund, and only authorized participants may tender their shares for redemption directly to the Fund, at NAV. Authorized participants must be (i) a broker-dealer or other participant in the clearing process through the Continuous Net Settlement System of the NSCC, a clearing agency that is registered with the SEC; or (ii) a Depository Trust Company (“DTC”) participant (as discussed below). In addition, each authorized participants must execute a Participant Agreement that has been agreed to by the Distributor, and that has been accepted by the Transfer Agent, with respect to purchases and redemptions of Creation Units. Once created, shares trade in the secondary market in quantities less than a Creation Unit.

An Authorized Participant that is not a “qualified institutional buyer,” as such term is defined under Rule 144A of the Securities Act, will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A.

Investors

Individual Fund shares may only be bought and sold by investors, including authorized participants, in the secondary market through a broker or dealer at a market price. Shares are listed for trading on the secondary market on the Exchange and can be bought and sold throughout the trading day like other publicly traded securities.

Taxes on Distributions

Comment 34.	Delete the first sentence of the third paragraph because it is misleading with respect to the taxable nature of the Fund.

Kimberly A. Browning

September 26, 2023

Response.	The requested revision has been made. Please see attached prospectus with the responsive revisions in marked changes.

Statement of Additional Information

Types of Investments

Comment 35.	Please confirm that all the principal strategies and risk disclosures in the SAI are included in the prospectus or revise the prospectus accordingly. Additionally, confirm whether the fixed income securities on page 11 of the SAI should be a principal investment included in the prospectus.

Response.	The Registrant confirms that all the principal strategies and risk disclosures are included in the prospectus. The Registrant confirms that fixed income securities are a principal investment, as incorporated within the “Principal Investment Strategies” section of the prospectus. Additionally, a Fixed Income Risk disclosure is included under the “Principal Risks of Investing the Fund” section of the prospectus.

Comment 36.	Please enhance the “When-Issued, Forward Commitments and Delayed Settlements” disclosure on page 20 of the SAI to include the definitions of forward commitments and delayed settlements. See Item 16(b) for Form N-1A.

Response.	The first paragraph of the disclosure has been revised to the following:

The Fund may purchase and sell securities on a when-issued, forward commitment or delayed settlement basis. Forward commitments are contractual agreements to carry out a transaction in the future, and delayed settlements are situations in which securities are not received by the settlement date in which they were bought.

Illiquid and Restricted Securities

Comment 37.	Please revise disclosure provided in response to Comment 47 of the Response Letter to track the language of Rule 22e-4(a)(8) under the 1940 Act regarding the definition of illiquid investments (i.e., “an illiquid investment is any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment”).

Response.	The requested revisions have been made. The first paragraph has been revised to the following:

Kimberly A. Browning

September 26, 2023

The Fund may invest up to 15% of its net assets in illiquid securities. An illiquid security is any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment. Illiquid securities include securities subject to contractual or legal restrictions on resale (e.g., because they have not been registered under the Securities Act of 1933, as amended (the "Securities Act")) and securities that are otherwise not readily marketable (e.g., because trading in the security is suspended or because market makers do not exist or will not entertain bids or offers). Securities that have not been registered under the Securities Act are referred to as private placements or restricted securities and are purchased directly from the issuer or in the secondary market. Foreign securities that are freely tradable in their principal markets are not considered to be illiquid.

Investment Advisor and Management Agreement

Comment 38.	Revise the last sentence of the second paragraph to specify the excluded expenses that the Advisor will not pay. Remove the language “…certain expenses, including but not limited to…” because it is open-ended.

Response.	The disclosure has been amended to the following:

Under the unitary fee arrangement, the Advisor is responsible for paying all the operating expenses of the Fund, excluding, interest expenses, taxes, brokerage expenses, future Rule 12b-1 fees (if any), acquired fund fees and expenses and expenses incidental to a meeting of the Fund’s shareholders.

Audit Committee

Comment 39.	Although Comment 54 of the Response Letter was accurately responded to, information required by Item 17(b)(2)(iv) of Form N-1A was also deleted. If the standing committee is a nominating or similar committee, state whether the committee will consider nominees recommended by security holders and, if so, describe the procedures to be followed by security holders in submitting recommendations.

Response.	The language was re-inserted. The Audit Committee will not consider shareholder nominees.

Kimberly A. Browning

September 26, 2023

Code of Ethics

Comment 40.	Disclose what restrictions (and under what respective code) for purchasing securities, including securities that may be purchased or held by the Fund, apply to those beyond the Trustees (i.e., the advisor and distributor, as well as the respective personnel of the Fund, the advisor, and the distributor). Please see Item 17(e) of Form N-1A that requires a statement disclosing whether the codes of ethics adopted by a fund, the fund’s investment advisor and the fund’s principal underwriter, “permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund.” See also, rule 17j-1 under the 1940 Act.

Response.	The following disclosure has been added:

The Trust and Advisor have each adopted a joint code of ethics (the “Code”) under Rule 17j-1 under the 1940 Act that governs the personal securities transactions of their board members, officers and employees who may have access to current trading information of the Trust. Under the Code, the advisor’s personnel and interested trustees must have written pre-approval of and report any proposed securities transactions.

The Distributor is neither required to adopt a code of ethics nor subject to the other requirements of Rule 17j-1 per the exception provided in Rule 17j-1(c)(3) of the 1940 Act. Specifically, the Distributor is not affiliated with the Fund or the Fund’s advisor, and no officer of the Distributor serves as an officer of the Fund or the Fund’s advisor.

Ownership of Securities

Comment 41.	Please ensure that the date that will be provided will be in compliance with Instruction 1 of Item 20(c) of Form N-1A.

Response.	The first sentence of the “Ownership of Securities” section has been revised to the following:

The following table shows the dollar range of equity securities beneficially owned by the portfolio managers in the Fund as of the date of August 31, 2023.

Other Service Providers

Comment 42.	If the Fund has a dividend-paying agent, please identify the agent. See Item 19(h)(2). Additionally, if an affiliated person of the Fund acts as custodian, transfer agent or dividend-paying agent for the Fund, describe the services that the person performs and the basis for remuneration. See Item 19(h)(4).

Kimberly A. Browning

September 26, 2023

Response.	The Fund has a dividend disbursing agent that is not an affiliated person. The following disclosure has been added:

U.S. Bancorp Fund Services LLC d/b/a U.S. Bank Global Fund Services, which has its principal office at 615 East Michigan Street, Milwaukee, WI 53202, serves as the Fund’s dividend disbursing agent pursuant to a Transfer Agent Servicing Agreement.

Comment 43.	Please clarify what is meant by “scales downward based upon net assets” in the last paragraph under the “Fund Administration” heading. Confirm disclosures per Item 19(h)(1) are included if applicable. Additionally, please clarify whether the greater of the “annual minimum fee or an asset-based fee” paid to the administrator is a percentage.

Response.	“Scales downward based upon net assets” means that the administrator fee decreases based upon the net assets. Accordingly, the disclosure has been revised to the following:

For administrative services rendered to the Fund under the Agreement, the Fund pays the Administrator the greater of an annual minimum fee (a flat dollar amount) or an asset-based fee (a percentage), which decreases based upon net assets. For the fund accounting services rendered to the Fund under the Agreement, the Fund pays the Administrator the greater of an annual minimum fee (a flat dollar amount) or an asset-based fee (a percentage), which decreases based upon net assets.

Part C

Comment 44.	Please disclose in an appropriate location in the prospectus the exclusive federal forum provision and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the enforceability of this provision since the Securities Act and l940 Act permit shareholders to bring claims arising from these Acts in both state and federal courts).

Response.	The following sentence was added under the “Shareholder Actions” heading the prospectus.

Kimberly A. Browning

September 26, 2023

There is question regarding the enforceability of this provision since the Securities Act of 1933 and the Investment Company Act of l940 permit shareholders to bring claims arising from these Acts in both state and federal courts.

Comment 45.	We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in the Agreement and Declaration of Trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment advisor(s), depositor, or principal underwriter (“fiduciary covered persons”) are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties. Please add a provision to the Agreement and Declaration of Trust, or otherwise modify the Agreement and Declaration of Trust, to clarify explicitly that notwithstanding anything to the contrary in the Agreement and Declaration of Trust, nothing in the Agreement and Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees, officers or any other person(s) covered by the waiver provision(s) in the Agreement and Declaration of Trust shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws. Please include the amended Agreement and Declaration of Trust in the amended pre-effective amendment filing.

Response.	The amended Agreement and Declaration of Trust will be filed in the amended pre-effective amendment. The following language was added to Section 10.3(d) of the Agreement and Declaration of Trust:

Notwithstanding anything to the contrary in this Declaration of Trust, nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees, officers or any other person(s) covered by the waiver provision(s) in the Declaration of Trust shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

If you have any questions, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla